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                                                                     EXHIBIT 8.2

                   [LETTERHEAD OF GRIMSLEY, WHITE & COMPANY]

                                March 14, 1997


Board of Directors
Rocky Ford Federal Savings and Loan Association


Board Members:

You have requested our opinion as to the Colorado income tax consequences relating to the proposed conversion of Rocky Ford Federal Savings and Loan Association (the "Bank") from a federally chartered mutual savings bank to a federally chartered stock savings bank ("Stock Bank") and the formation of Rocky Ford Financial, Inc. ("Holding Company") which will acquire all of the outstanding stock of Stock Bank.

You have submitted to us a copy of the federal income tax opinion ("Federal Opinion") relating to the federal income tax consequences of the proposed transactions prepared by your counsel. Housley Kantarian & Bronstein, P.C., Washington, D.C.

Our opinion regarding the Colorado income tax consequences of the proposed transaction is based on the same facts and conditions contained in the Federal Opinion dated March 14, 1997. It is also based on existing Colorado tax law which is subject to change. We have not reviewed the legal documents necessary to effectuate the steps to be undertaken, and we assume that all steps will be properly effectuated under state and federal law and will be consistent with the legal documentation.

In our opinion, the Colorado income tax consequences of the proposed transaction are the same as the federal income tax consequences of the proposed transaction identified in the Federal Opinion.

The State of Colorado has adopted federal taxable income, as currently amended, as the starting point for computing Colorado taxable income. Income tax terms are defined in relation to the Internal Revenue Code of 1986 as amended. Taxpayer are required to use the same taxable year and accounting methods as are used in computing federal taxable income (Colorado Revised Statutes L. 1992, c330, Section 9, eff. 4-16-92)

Several specific modifications to federal taxable income are enumerated in the Colorado Statutes in determining taxable income for Colorado purposes, however, there are no specific modifications which apply to the proposed transaction.

Our opinion as expressed above is rendered only with respect to the Colorado income tax consequences of the specific matters discussed herein, and we express no opinion with respect to any other Colorado tax matter or any other federal, state, local or foreign tax matter relating to the proposed transaction. Our opinion is based on the facts and conditions as stated herein, whether directly or by reference to the Federal
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Board of Directors
Rocky Ford Federal Savings and Loan Association
March 14, 1997
Page 2

Opinion. If any of the foregoing is not entirely complete or accurate, it is imperative that we be informed immediately, as the inaccuracy or incompleteness could have a material effect on our conclusions. In rendering our opinion, we are relying upon the relevant provisions of the Internal Revenue Code of 1986, as amended, and Colorado Statutes, as amended, the regulations and rules thereunder and judicial and administrative interpretations thereof, which are subject to change or modification by subsequent legislative, regulatory, administrative, or judicial decisions. Any such changes could have an effect on the validity of our opinion. We undertake no responsibility to update or supplement our opinion. Our opinion is not binding on the Internal Revenue Service or the Colorado Department of Revenue, nor can any assurance be given that any of the foregoing parties will not take a contrary position or that our opinion will be upheld if challenged by such parties.


                                             Very truly yours

                                             /s/ Grimsley, White & Company